                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. Eight)*

                           Arlington Hospitality, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    041560103
                                 (CUSIP Number)

          H. Andrew Torchia, Richard A. D'Onofrio and Urban 2000 Corp.
                             10300 West Higgins Road
                                    Suite 105
                          Rosemont, Illinois 60018-5618
                                 (847) 803-4900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).



SCHEDULE 13D
CUSIP No.
041560103

1   NAMES OF REPORTING PERSONS S.S. OR
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    H. Andrew Torchia; ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)    [ ]
                                                                     (b)    [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO
    ITEMS 2(d) or 2 (e)                                                     [ ]

6   CITIZENSHIP OF PLACE OF ORGANIZATION

    United States

    NUMBER OF SHARES        7       SOLE VOTING POWER
      BENEFICIALLY
          OWNED                     230,443
         BY EACH
        REPORTING           8       SHARED VOTING POWER
         PERSON
          WITH                      383,508

                            9       SOLE DISPOSITIVE POWER

                                    230,443

                           10       SHARED DISPOSITIVE POWER

                                    383,508

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     426,032

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [X]

     Mr. Torchia disclaims beneficial ownership of 187,919 shares listed in Nos. 8 and 10 above

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.59%

14   TYPE OF REPORTING PERSON

     IN

SCHEDULE 13D
CUSIP No.
041560103

1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard A. D'Onofrio; ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    [ ]
                                                                     (b)    [ ]
3    SEC USE ONLY


4    SOURCE OF FUNDS

     00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO
     ITEMS 2(d) or 2 (e)                                                    [ ]

6    CITIZENSHIP OF PLACE OF ORGANIZATION

     United States

          NUMBER OF SHARES       7      SOLE VOTING POWER
           BENEFICIALLY
              OWNED                     150,600
             BY EACH
            REPORTING            8      SHARED VOTING POWER
             PERSON
              WITH                       383,508

                                 9      SOLE DISPOSITIVE POWER

                                        150,600

                                10      SHARED DISPOSITIVE POWER

                                        383,508

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     338,519

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [X]

     Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares listed in Nos. 8 and 10 above

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.83%

14   TYPE OF REPORTING PERSON

     IN

SCHEDULE 13D
CUSIP No.
041560103

1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Urban 2000 Corp.; 36-3312432

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    [ ]
                                                                     (b)    [ ]
3    SEC USE ONLY


4    SOURCE OF FUNDS

     00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT
     TO ITEMS 2(d) or 2 (e)                                                 [ ]

6    CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

       NUMBER OF SHARES        7        SOLE VOTING POWER
         BENEFICIALLY
             OWNED                      383,508
            BY EACH
           REPORTING           8        SHARED VOTING POWER
            PERSON
             WITH                       -0-

                               9        SOLE DISPOSITIVE POWER

                                        383,508

                              10        SHARED DISPOSITIVE POWER

                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     383,508

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.74%

14   TYPE OF REPORTING PERSON

     CO

Item 1. Security and Issuer.

        Common Stock, par value $0.005 per share

        Arlington Hospitality, Inc. ("Arlington")
        2355 South Arlington Heights Road
        Suite 400
        Arlington Heights, Illinois  60005

Item 2. Identity and Background.

         (a)      Name: Urban 2000 Corp. ("Urban")

         (b)      Address of Principal Business Location and Principal Office:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) The principal business of Urban 2000 Corp. is business development, consulting and investments. The address of Urban's principal business and its principal office is the address given in item 2(b) above.

         (d) During the past five years, Urban has not been convicted in a criminal proceeding.

         (e) During the last five years, Urban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Urban was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or
                  (ii) a finding of any violation with respect to such laws.

         (f)      Urban is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Urban owned an option to acquire up to 68,750 shares of Arlington which expired in October 1999.

Item 4.  Purpose of Transaction.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arlington or a sale or transfer of a material amount of assets of Arlington or any of its subsidiaries. The reporting person acquired the stock of Arlington solely for investment because of the belief that the stock is undervalued. The reporting person did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding Arlington.

Item 5.  Interest in Securities of the Issuer.

         (a) Urban beneficially owns 383,508 shares of common stock, par value $0.005 per share of Arlington. Of these shares, Urban owns: (1) 375,832 shares directly; and (2) 7,676 shares indirectly through its wholly owned subsidiary, Urban Niles.

         (b) Urban has sole voting power and sole dispositive power with respect to the 383,508 shares of common stock of Arlington.

         (c) Urban and Urban Niles have had no transactions in the class of securities reported on that were effected during the past sixty days.

         (d) Urban is controlled by H. Andrew Torchia, its majority shareholder, sole director, president and treasurer. Richard
                  A. D'Onofrio is a minority shareholder and the secretary of Urban.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Urban is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for H. Andrew Torchia

Item 2.  Identity and Background.

         (a)      Name: H. Andrew Torchia

         (b)      Business Address:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) Mr. Torchia's principal occupation is being the sole director, president and treasurer of Urban and an active partner in various partnerships and limited liability companies.

         (d) During the past five years, Mr. Torchia has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Torchia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Torchia was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

         (f)      Mr. Torchia is a Citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Torchia exercised options to purchase a total of 45,000 shares during January 1997 and 65,000 shares in September 1997. Mr. Torchia sold a total of 53,857 shares in September 1997. Mr. Torchia used his own funds to exercise the options in January and September 1997.

Item 4.  Purpose of Transaction.

         Mr. Torchia exercised the above referenced options as he considered Arlington shares to be good investment at the time. Mr. Torchia did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Torchia beneficially owns 613,951 shares of common stock of Arlington. Of these shares, Mr. Torchia owns (1) options to purchase 150,000 shares directly; (2) 65,543 shares directly; and (3) 383,508 shares, 11,400 shares and 3,500 shares indirectly through Urban, Urban Defined Benefit Plan and Rosemont Hotel 398 LP, respectively. Mr. Torchia disclaims beneficial ownership of 187,919 shares owned directly or indirectly by Urban.

         (b) Mr. Torchia has shared voting power and shared dispositive power with respect to the 383,508 shares of common stock of Arlington owned directly and indirectly by Urban. Mr. Torchia has sole voting power and sole dispositive powers with respect to the 230,443 shares of common stock owned directly and indirectly by Mr. Torchia. Mr. Torchia disclaims beneficial ownership of 187,919 shares owned directly or indirectly by Urban.

         (c) During the past 60 days, Mr. Torchia purchased common stock of Arlington through the Urban Defined Benefit Plan as follows:

Date                  Amount of Shares      Price Per Share        Where Purchased
----                  ----------------      ---------------        ---------------
4/5/02                    950(1)                 $2.85             Nasdaq NMS
4/5/02                    950(1)                 $2.85             Nasdaq NMS
4/19/02                 9,500(2)                 $3.03             Nasdaq NMS


         (d) Mr. Torchia controls Urban and Urban Niles. He is the majority shareholder, sole director, president and treasurer of Urban and the sole director, president and treasurer of Urban Niles.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. Torchia is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for Richard A D'Onofrio

Item 2.  Identity and Background.

         (a)      Name: Richard A. D'Onofrio

         (b)      Business Address:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) Mr. D'Onofrio's principal occupation is business development consultant.

         (d) During the past five years, Mr. D'Onofrio has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. D'Onofrio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. D'Onofrio was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

         (f)      Mr. D'Onofrio is a Citizen of the United States of America.


----------
(1) In this transaction, Urban Defined Benefit Plan purchased a total of 1,000 shares, of which 950 shares are attributable to Mr. Torchia.
(2) In this transaction, Urban Defined Benefit Plan purchased a total of 10,000 shares, of which 9,500 shares are attributable to Mr. Torchia.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. D'Onofrio exercised options to purchase a total of 45,000 shares in January 1997. Mr. D'Onofrio sold a total of 50,000 shares from March 1997 to October 1999. Mr. D'Onofrio used his own funds to exercise the options in January 1997.

Item 4.  Purpose of Transaction.

         Mr. D'Onofrio exercise the above referenced options as he considered Arlington shares to be a good investment at the time.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arlington or a sale or transfer of a material amount of assets of Arlington or any of its subsidiaries. The reporting person acquired the stock of Arlington solely for investment because of the belief that the stock is undervalued. The reporting person did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

         The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding Arlington.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. D'Onofrio beneficially owns 534,108 shares of common stock of Arlington. Of these shares, Mr. D'Onofrio owns (1) options to purchase 150,000 shares directly; (2) 600 shares indirectly through Urban Defined Benefit Plan; and (3) 383,508 shares indirectly through Urban. Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares owned directly or indirectly by Urban.

         (b) Mr. D'Onofrio has shared voting power and shared dispositive power with respect to the 383,508 shares of common stock of Arlington owned directly by Urban and Urban Niles. Mr. D'Onofrio has sole voting power and sole dispositive powers with respect to the 150,600 shares of common stock owned directly by Mr. D'Onofrio. Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares owned directly or indirectly by Urban.

         (c) (c) During the past 60 days, Mr. D'Onofrio purchased common stock of Arlington through the Urban Defined Benefit Plan as follows:

Date             Amount of Shares      Price Per Share        Where Purchased
----             ----------------      ---------------        ---------------
4/5/02             50(3)                  $2.85                Nasdaq NMS
4/5/02             50(1)                  $2.85                Nasdaq NMS
4/19/02            00(4)                  $3.03                Nasdaq NMS


         (d) Mr. D'Onofrio owns 49% of the common stock of Urban. He is the secretary of Urban.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. D'Onofrio is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7. Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2002

                                /s/ H. Andrew Torchia
                                ----------------------------------------------
                                H. Andrew Torchia


                                /s/ Richard A. D'Onofrio
                                ----------------------------------------------
                                Richard A. D'Onofrio


                                URBAN 2000 CORP.

                                By: /s/ H. Andrew Torchia
                                    ------------------------------------------
                                    H. Andrew Torchia
                                    President


----------
(3) In this transaction, Urban Defined Benefit Plan purchased a total of 1,000 shares, of which 50 shares are attributable to Mr. D'Onofrio.
(4) In this transaction, Urban Defined Benefit Plan purchased a total of 10,000 shares, of which 9,500 shares are attributable to Mr. D'Onofrio.